                            SERENGETI EYEWEAR, INC.
                              8125 25TH COURT EAST
                            SARASOTA, FLORIDA 34243

                                                                   July 20, 2000

Dear Shareholder:

    I am pleased to inform you that on July 14, 2000, Serengeti Eyewear, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Worldwide Sports and Recreation, Inc. ("WSR") and its wholly-owned subsidiary, Sunshine Acquisition, Inc. (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of Serengeti's common stock and preferred stock. Under the terms of the proposed transaction, the Purchaser is today commencing a cash tender offer to purchase all outstanding shares of Serengeti's common stock for $3.95 per share, net of any amount paid to holders of Serengeti's preferred stock. In addition, the holder of all outstanding shares of Serengeti's preferred stock has agreed to sell all such shares to Purchaser for an aggregate purchase price of $22.5 million. Following the successful completion of the tender offer for the shares of common stock, Purchaser will be merged into Serengeti and all shares of common stock not purchased in the tender offer will be converted into the right to receive $3.95 per share in cash, without interest, in the merger. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York City time, on Wednesday, August 16, 2000.

    YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE TENDER OFFER AND THE MERGER AND HAS DETERMINED THAT THE TERMS OF EACH OF THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF HOLDERS OF SERENGETI COMMON STOCK. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF SERENGETI COMMON STOCK ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES OF SERENGETI COMMON STOCK TO THE PURCHASER PURSUANT TO THE TENDER OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the attached
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission.

    Accompanying this letter, in addition to the attached Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer, is Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          [LOGO]

                                          Stephen Nevitt
                                          PRESIDENT

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            SERENGETI EYEWEAR, INC.
                           (Name of Subject Company)

                            ------------------------

                            SERENGETI EYEWEAR, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                  817498 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 STEPHEN NEVITT
                                   PRESIDENT
                            SERENGETI EYEWEAR, INC.
                              8125 25TH COURT EAST
                            SARASOTA, FLORIDA 34243
                                 (941) 359-3599

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:
                            ROBERT L. WINIKOFF, ESQ.
                Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000
                              Fax: (212) 755-2839

/ / Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is Serengeti Eyewear, Inc., a New York corporation. The address of the principal executive offices of Serengeti is 8125 25(th) Court East, Sarasota, Florida 34243. The telephone number of Serengeti is
(941) 359-3599. The title of the class of securities to which this Statement relates is the common stock, par value $0.001 per share, of Serengeti, of which 2,384,000 shares were issued and outstanding as of July 18, 2000 (the "Shares").

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    The name, address and telephone number of Serengeti, which is the person filing this Statement and the subject company, are set forth in Item 1 above.

    This Statement relates to a tender offer by Sunshine Acquisition, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated July 20, 2000 to purchase all outstanding Shares at a price of $3.95 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 14, 2000, among Serengeti, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Serengeti and Serengeti will be the surviving corporation (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or Serengeti or held in the treasury of Serengeti or held by shareholders who properly exercise dissenters' rights, if any), will by virtue of the Merger and without action by the holder thereof be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest thereon, upon the surrender of the certificate formerly evidencing such Share.

    In order to induce Parent and Purchaser to enter into the Merger Agreement, on July 13, 2000, certain shareholders of Serengeti (I.E., Milton Nevitt, Joseph Feldman, Stephen Nevitt, Michael Guccione and the Nevitt Family Trust, collectively, the "Principal Shareholders"), who, in the aggregate, own 1,210,000 Shares, entered into Tender and Voting Agreements (the "Tender and Voting Agreements") with Parent and Purchaser. Pursuant to the Tender and Voting Agreements, each Principal Shareholder agreed, among other things, (a) to tender, in accordance with the terms of the Offer, all of the Shares owned by such Principal Shareholder, (b) to vote all of the Shares owned by such Principal Shareholder in favor of the Merger and (c) not to exercise any options or other rights to acquire any Shares prior to the effective date of the Merger. The Shares owned by the Principal Shareholders represent approximately 51% of the Shares computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

    According to the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at 676 North Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Certain contracts, agreements, arrangements or understandings between Serengeti or its affiliates and certain of its directors, executive officers and affiliates are, except as noted below, described in the Information Statement of Serengeti attached to this Statement as Annex A (the "Information Statement"). The Information Statement is being furnished to Serengeti's shareholders pursuant to Section 14(f) of the

Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after the Purchaser acquires such number of Shares that would constitute at least 66 2/3% of the aggregate outstanding Shares pursuant to the Offer) to designate persons to the Board of Directors of Serengeti (the "Serengeti Board"). The Information Statement is incorporated herein by reference.

    Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of Serengeti, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Serengeti or its affiliates and (i) Serengeti, its executive officers, directors or affiliates or (ii) the Parent, the Purchaser, or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

    A summary of the Merger Agreement is contained in Section 11 ("The Merger Agreement") of the Offer to Purchase and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

TENDER AND VOTING AGREEMENTS

    In order to induce Parent and Purchaser to enter into the Merger Agreement, on July 13, 2000, the Principal Shareholders, who, in the aggregate, own 1,210,000 Shares, entered into the Tender and Voting Agreements with Parent and Purchaser. Pursuant to the Tender and Voting Agreements, each Principal Shareholder agreed, among other things, (a) to tender, in accordance with the terms of the Offer, all of the Shares owned by such Principal Shareholder, (b) to vote all of the Shares owned by such Principal Shareholder in favor of the Merger and (c) not to exercise any options or other rights to acquire any Shares prior to the effective date of the Merger.

    Copies of the Tender and Voting Agreements are filed as Exhibits (e)(2)(i),
(e)(2)(ii), (e)(2)(iii), (e)(2)(iv) and (e)(2)(v) hereto and are incorporated herein by reference.

CONSULTING AND NONCOMPETITION AGREEMENT

    On July 14, 2000, Purchaser, Serengeti and Stephen Nevitt (the President and a director of Serengeti) entered into a Consulting and Noncompetition Agreement for a term of 3 years commencing on the date of the consummation of the Offer (the "Term"). Pursuant to the Consulting and Noncompetition Agreement,
Mr. Nevitt will be engaged by Serengeti as a consultant and advisor with respect to matters relating to the business of Serengeti. The consideration payable to Mr. Nevitt pursuant to the Consulting and Noncompetition Agreement consists of:

    - $900,000 payable in 12 equal quarterly installments of $75,000;

    - the transfer to Mr. Nevitt by Serengeti of title to the automobile currently used by Mr. Nevitt, free and clear of all debt, liens and other encumbrances; and

    - the provision by Serengeti of family health benefits consistent with those provided to senior executives of the Parent.

    Mr. Nevitt has also agreed that, during the Term, he will not, directly or indirectly, be engaged or have a financial interest in (other than 5% or less of the voting securities of any publicly traded entity), or provide any services to, any person or other entity engaged or interested in the manufacture, sale or distribution of sunglasses or related products which is carried on within or from, or directed at, or whose products or services are sold or distributed within, from or into any place in North America.

    A copy of the Consulting and Noncompetition Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

PREFERRED STOCK AND ESCROW AGREEMENT

    In January 1998, RBB Bank Aktiengesellschaft filed a complaint against Serengeti and numerous other parties in the United States District Court, Southern District of New York in connection with the purchase by RBB of 22,500 shares of Serengeti's convertible preferred stock for an aggregate purchase price of $22,500,000 (the "Preferred Stock Litigation"). On July 14, 2000, Parent, Purchaser and RBB entered into a Preferred Stock and Escrow Agreement providing for the purchase by Purchaser of all shares of such convertible preferred stock for $22,500,000 plus a payment to RBB of $250,000 as partial reimbursement of legal fees in connection with the Preferred Stock Litigation. Pursuant to the Preferred Stock and Escrow Agreement, Purchaser has agreed to deposit with an escrow agent, within two business days after the consummation of the Offer, an aggregate amount equal to $21,750,000 in cash and a note in the amount of $1,000,000. The escrow deposit will be released to RBB upon delivery by RBB to the escrow agent of the preferred stock certificates and evidence that the Preferred Stock Litigation has been dismissed with prejudice.

    A copy of the Preferred Stock and Escrow Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

CONFLICT OF INTEREST

    David Newman, Stephen Nevitt, Milton Nevitt, Michael Guccione and William Keener, each a member of the Serengeti Board, and Cooperman Levitt Winikoff Lester & Newman, P.C., a law firm in which Mr. Newman is a partner and which renders legal services on behalf of Serengeti, are each named defendants in the Preferred Stock Litigation. In the event that the Offer is completed, the Preferred Stock Litigation will be settled and these persons will each be released from any and all potential liability in connection with such litigation. See "Preferred Stock and Escrow Agreement" above.

STAY AGREEMENTS WITH CERTAIN EMPLOYEES

    To provide an incentive for certain employees of Serengeti to continue to serve as employees during the negotiation of the transactions contemplated by the Merger Agreement and during the pendency of the Offer, and to ensure the successful completion of the transactions contemplated by the Merger Agreement and the orderly operation of Serengeti's business during the period between the commencement and completion of the Offer, Serengeti has agreed to make certain payments to such employees upon the successful completion of the Offer. In the event that such employees are employed by Serengeti on the date that the Offer is completed, Serengeti will pay to the following employees the amount set forth opposite their respective names:

EMPLOYEE NAME                                                 AMOUNT
-------------                                                --------
William L. McMahon.........................................  $75,000
Lucia Almquist.............................................  $50,000
Jeffrey Rubin..............................................  $25,000
Colleen Riley..............................................  $25,000
Alison MacDonald...........................................  $27,500

CONFIDENTIALITY AGREEMENT

    Serengeti and Parent are parties to a Confidentiality Agreement, dated as of October 8, 1999, containing customary terms. A copy of the Confidentiality Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

STOCK OPTION PLAN

    Pursuant to the Merger Agreement, each option to purchase Shares (each an "Option") pursuant to Serengeti's 1995 Stock Option Plan that is outstanding as of the effective date of the merger, whether or not then vested or exercisable, will be terminated and canceled. At the effective date of the merger, all holders of canceled Options, whether or not then vested or exercisable, having an exercise price per Share that is less than the per Share price in the Offer and the Merger will receive in exchange for such canceled Options the right to receive in cash, without interest, a single lump sum payment equal to the product of (1) the number of Shares subject to such Option and (2) the excess of the per Share price in the Offer and the Merger over the exercise price per Share of such Option, and all holders of canceled Options, whether or not then vested or exercisable, having an exercise price per Share that is greater than the per Share price in the Offer and the Merger will receive no consideration in exchange for such canceled Options. There are currently outstanding Options to purchase an aggregate of 905,000 Shares, which Options have an exercise price per Share that is less than the per Share price in the Offer and the Merger. Pursuant to the Merger Agreement, the holders of such Options will receive an aggregate of $848,030 in exchange for the canceled Options or individually as follows:

                                                NUMBER OF SHARES    CONSIDERATION TO
NAME*                                          UNDERLYING OPTIONS     BE RECEIVED
-----                                          ------------------   ----------------
Stephen Nevitt...............................         750,000           $706,480
Michael Guccione.............................          75,000           $ 75,750
David Newman.................................          50,000           $ 35,500
Jerome Werbner...............................          25,000           $ 25,250
Jeffrey Rubin................................           5,000           $  5,050

------------------------

* Each of such persons has agreed not to exercise any options or other rights to acquire any Shares prior to the effective date of the Merger. Copies of the Tender and Voting Agreements, which were executed by Messrs. Nevitt and Guccione, are filed as Exhibits (e)(2)(iii) and (e)(2)(iv) hereto and are incorporated herein by reference. Copies of the Standstill Agreements, which were executed by Messrs. Newman, Werbner and Rubin, are filed as Exhibits (e)(6)(i), (e)(6)(ii) and (e)(6)(iii) hereto and are incorporated herein by reference.

LEGAL SERVICES

    Certain of Serengeti's legal services are rendered by Cooperman Levitt Winikoff Lester & Newman, P.C. Fees incurred during 1999, 1998 and 1997 to such firm approximated $410,000, $370,000 and $565,000, respectively.

INDEMNIFICATION

    Section 721 through 726 of the Business Corporation Law of the State of New York provide that a corporation may indemnify any persons who are (or are threatened to be made) parties to any action or proceeding, whether civil or criminal, by reason of their being officers or directors of the corporation or serving at the request of the corporation as a director or officer of any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys fees actually and necessarily incurred as a result of such action or proceeding; provided that the officer or director acted in good faith, for a purpose that such officer or director reasonably believed to be in or, in the case of service for any other corporation or any partnership, joint venture, trust employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, in addition, such officer or director had no reasonable cause to believe that his conduct was unlawful. In the case of derivative actions, no indemnification is allowed in the case of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged liable to the corporation, unless and only to the extent that a court of competent jurisdiction determines that the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. An officer or director who is successful, on the merits or otherwise, in defense of such civil or criminal action or proceeding is entitled to indemnification.

    Article SEVENTH of Serengeti's Restated Certificate of Incorporation provides as follows:

       The Corporation shall, to the fullest extent permitted by the Business Corporation Law of the State of New York, indemnify any and all persons who it shall have the power to indemnify from and against any and all expenses, costs, liabilities and other matters as provided under Article 7 of the Business Corporation Law of the State of New York, as from time to time in effect.

    Article VII of Serengeti's Amended and Restated By-Laws provides as follows:

       The Corporation shall indemnify any person to the full extent permitted, and in the manner provided, by the New York Business Corporation Law, as the same now exists or may hereafter be amended.

    A summary of the indemnification provisions of the Merger Agreement is contained in Section 11 ("The Merger Agreement") of the Offer to Purchase and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION OF THE SERENGETI BOARD

    The Serengeti Board held a special telephonic board meeting on July 13, 2000 to consider the Merger Agreement and the transactions contemplated thereby. At the special meeting, the Serengeti Board (1) approved the Merger Agreement, the Offer and the Merger, (2) determined that the Offer and the Merger and the transactions contemplated in the Merger Agreement are in the best interests of Serengeti and the holders of Shares and are fair to the holders of Shares, and
(3) recommended that holders of Shares accept the Offer and, if required by applicable law, approve the Merger.

    THE SERENGETI BOARD RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to the holders of Shares communicating such approval and recommendation is filed as Exhibit (a)(3) to this Statement and is incorporated herein by reference.

(b) REASONS FOR THE SERENGETI BOARD'S RECOMMENDATION

    In reaching the conclusions and recommendations described in paragraph (a) of this Item 4, the Serengeti Board considered a number of factors, including, but not limited to, the following:

    - The presentations and views expressed by Serengeti's management regarding, among other things, the financial condition, results of operations, cash flows, business and prospects of Serengeti, including the prospects of Serengeti if Serengeti were to remain independent.

    - The views expressed by management and the Serengeti Board's conclusion that it was not likely that any other party would enter into a transaction that was more favorable to Serengeti and its shareholders which would also provide for the purchase all outstanding shares of Serengeti's preferred stock on terms acceptable to the holder of such preferred stock.

    - The fact that the willingness of Purchaser to purchase all outstanding shares of Serengeti's preferred stock for an aggregate purchase price of $22.5 million would enable Serengeti to settle outstanding litigation with the holder of such preferred stock, thus eliminating the uncertainty created by such litigation. The Serengeti Board noted that the preferred stock was originally issued for an aggregate purchase price of $22.5 million and that stock dividends aggregating $2,884,000 were issued on such preferred stock as of June 30, 2000 and stock dividends aggregating $2,398,000 were accrued and unissued on such preferred stock as of June 30, 2000.

    - That the $3.95 per Share to be paid in the Offer and the Merger represents a premium of approximately 37% over the $2.875 closing sale price for the Shares on July 13, 2000, the last trading day prior to the special meeting of the Serengeti Board; a premium of approximately 46% over the $2.70 average closing sale price for the Shares for the six month period ended July 13, 2000; and a premium of approximately 132% over the $1.70 average closing sale price for the Shares for the 12 month period ended July 13, 2000.

    - The fact that the purchase price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by Serengeti's shareholders.

    - The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Serengeti's shareholders to obtain cash in exchange for their shares at the earliest possible time.

    - The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof. The Serengeti Board viewed favorably that the Merger Agreement provides that if the Offer or the Merger Agreement is terminated by any party due to the Purchaser's failure to obtain financing, and such failure to obtain financing is not related to a material adverse change in Serengeti or a failure of the 90% tender condition, Parent will be obligated to pay certain of Serengeti's expenses and, in most cases, to pay a fee of $1,000,000 to Serengeti.

    - The fact that the Merger Agreement permits Serengeti, under certain circumstances, to enter into or participate in discussions or negotiations with any person who makes an unsolicited bona fide written offer to acquire Serengeti that could lead to a Superior Proposal (as defined in the Merger Agreement).

    - Provisions of the Merger Agreement that allow the Serengeti Board to terminate the Merger Agreement if, prior to the closing of the Offer, Serengeti has received a Superior Proposal and the Serengeti Board determines, in its good faith judgment after consultation with independent legal counsel, that termination of the Merger Agreement would be consistent with its fiduciary duties under applicable law.

    - The fact that the only regulatory qualification required to consummate the Merger was expiration or termination of the waiting period under the HSR Act, and the favorable prospects for obtaining such qualification.

    The Serengeti Board also identified and considered a number of uncertainties and risks in its deliberations concerning the Offer and the Merger, including the following:

    - The fact that the obligation of Purchaser to accept Shares in the Offer is subject to certain conditions including, but not limited to, Purchaser obtaining financing in an amount sufficient to effectuate payment for the Shares.

    - The fact that Purchaser is entitled to terminate the Offer in the event that certain conditions with respect to Serengeti are not met, including with respect to indebtedness and working capital of Serengeti.

    - The possibility that, although the Offer gives Serengeti's shareholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the price or value of the Shares may increase in the future, and holders of Shares would not benefit from such future increases.

    - The fact that, if Serengeti were to exercise its right to terminate the Merger Agreement in connection with the receipt of a Superior Proposal, a $1.5 million termination fee would become payable by Serengeti to Purchaser.

    The members of the Serengeti Board evaluated the factors described above in view of their knowledge of the business and operations of Serengeti and their business judgment. In view of the wide variety of factors considered by the Serengeti Board, it did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Serengeti Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Serengeti Board may have given different weight to different factors. Having considered all the foregoing, and other relevant factors, the Serengeti Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

    Shareholders should take note of the fact that the settlement of the Preferred Stock Litigation would result in the release of certain members of the Serengeti Board from potential liability in connection therewith, as certain of the members of the Serengeti Board are named as defendants in the Preferred Stock Litigation. Each member of the Serengeti Board who is not named as a defendant in the Preferred Stock Litigation was present at the special meeting of the Serengeti Board held on July 13, 2000 and each such director voted to approve the Offer, the Merger and the Merger Agreement. See "Conflict of Interest" under Item 3 above.

    It is expected that, if the Shares are not purchased by Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, Serengeti's current management, under the general direction of the Serengeti Board, will continue to manage Serengeti as an ongoing business.

    To the best of Serengeti's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, all executive officers and directors of Serengeti intend to tender to Purchaser all Shares held by such persons. In addition, as of the date hereof, holders of approximately 51% of Shares have entered into Tender and Voting Agreement with the Purchaser pursuant to which such shareholders have agreed, among other things, to validly tender (and not withdraw) all Shares owned by them in the Offer and to vote the Shares owned by such shareholders in favor of the Merger. This summary is qualified in its entirety by reference to the Tender and Voting Agreements, copies of which are attached hereto as Exhibits (e)(2)(i),
(e)(2)(ii), (e)(2)(iii), (e)(2)(iv) and (e)(2)(v) and are incorporated herein by reference.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Neither Serengeti nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to express any opinion as to the fairness of the Offer, from a financial point of view, to the shareholders of Serengeti or to make solicitations or recommendations on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    No transactions in the Shares have been effected during the past 60 days by Serengeti or by any executive officer, director, affiliate or subsidiary of Serengeti.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) Except as set forth above, Serengeti is not engaged in any negotiation in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Serengeti; or (ii) any purchase, sale or transfer of a material amount of assets of Serengeti; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Serengeti.

    (b) Except as described in Items 3 and 4 above, there are no transactions, Serengeti Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to the Serengeti Board following the purchase by Purchaser of at least 66 2/3% of the Shares.

NEW YORK STATE LAW

    A summary of selected provisions of the New York Business Corporation Law is contained in Section 16 ("Certain Legal Matters") under the caption "State Takeover Laws" of the Offer to Purchase and is incorporated herein by reference.

ANTITRUST

    A summary of antitrust concerns related to the Offer is contained in
Section 16 ("Certain Legal Matters") under the caption "Antitrust in the United States" of the Offer to Purchase and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                  EXHIBIT NAME
-------                 ------------
(a)(1)                  Offer to Purchase, dated July 20, 2000

(a)(2)                  Form of Letter of Transmittal

(a)(3)                  Letter to Shareholders of Serengeti Eyewear, Inc., dated as of July 20, 2000*

(e)(1) Agreement and Plan of Merger, dated as of July 14, 2000, among Parent, Purchaser and Serengeti

(e)(2)(i) Tender and Voting Agreement, dated as of July 13, 2000, among Parent, Purchaser and Milton Nevitt

(e)(2)(ii) Tender and Voting Agreement, dated as of July 13, 2000, among Parent, Purchaser and Joseph Feldman

(e)(2)(iii) Tender and Voting Agreement, dated as of July 13, 2000, among Parent, Purchaser and Stephen Nevitt

(e)(2)(iv) Tender and Voting Agreement, dated as of July 13, 2000, among Parent, Purchaser and Michael Guccione

(e)(2)(v) Tender and Voting Agreement, dated as of July 13, 2000, among Parent, Purchaser and the Nevitt Family Trust

(e)(3)                  Consulting and Noncompetition Agreement, dated as of July
                        14, 2000, among Stephen Nevitt, Serengeti, Parent and
                        Purchaser

(e)(4)                  Preferred Stock and Escrow Agreement, dated as of July 14,
                        2000 among RBB Bank Aktiengesellschaft, Parent, Purchaser and Baker Hostetler LLP, as escrow agent

(e)(5) Confidentiality Agreement, dated as of October 8, 1999, between Serengeti and Parent

(e)(6)(i)               Standstill Agreement, dated as of July 13, 2000 among
                        Parent, Purchaser and
                        David Newman

(e)(6)(ii)              Standstill Agreement, dated as of July 13, 2000 among
                        Parent, Purchaser and
                        Jerome Werbner

(e)(6)(iii)             Standstill Agreement, dated as of July 13, 2000 among
                        Parent, Purchaser and
                        Jeffrey Rubin

------------------------

*   Included in the Schedule 14D-9 mailed to Serengeti's shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SERENGETI EYEWEAR, INC.

                                                       By:    /s/ STEPHEN NEVITT
                                                              ----------------------------
                                                       Name:  Stephen Nevitt
                                                       Title: PRESIDENT

Dated: July 20, 2000

                                                                         ANNEX A

                            SERENGETI EYEWEAR, INC.
                              8125 25TH COURT EAST
                            SARASOTA, FLORIDA 34243

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

              NO VOTE OR OTHER ACTION OF SERENGETI'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                           TO SEND SERENGETI A PROXY.

                            ------------------------

    This Information Statement, which is being mailed on or about July 20, 2000 to the holders of shares of common stock, par value $0.001 per share (the "Shares") of Serengeti Eyewear, Inc., a New York corporation, is being furnished in connection with the possible designation by Sunshine Acquisition, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Parent"), of persons to the Board of Directors of Serengeti (the "Serengeti Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of July 14, 2000 (the "Merger Agreement") among Serengeti, Parent and the Purchaser.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/ Recommendation Statement on Schedule 14D-9 of Serengeti (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of Serengeti contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule TO of the Purchaser and Parent (the "Schedule TO"). The exhibits to the Schedule 14D-9 and the Schedule TO may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase.

    No action is required by the shareholders of Serengeti in connection with the election or appointment of the Purchaser Designees (as defined below) to the Serengeti Board. However, Section 14(f) of the Securities Exchange Act of 1934, requires the mailing to Serengeti's shareholders of the information set forth in this Information Statement prior to a change in a majority of Serengeti's directors otherwise than at a meeting of Serengeti's shareholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to Serengeti by such persons, and Serengeti assumes no responsibility for the accuracy or completeness of such information. The Schedule TO indicates that the principal executive office of the Parent and Purchaser is located at 676 North Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

    The Shares are the only class of voting securities of Serengeti entitled to vote for the election of directors. Each Share is entitled to one vote. As of July 18, 2000, there were 2,384,000 Shares outstanding. The Serengeti Board currently consists of nine members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                               BOARD OF DIRECTORS

RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, if requested by the Parent, Serengeti will, promptly following the purchase by Purchaser of at least 66 2/3% of the outstanding Shares pursuant to the Offer, take all necessary action to cause a number of persons designated by the Parent (the "Purchaser Designees"), rounded up to the next whole number, to constitute a percentage of the members of the Board of Directors equal to the percentage of Shares outstanding owned by Purchaser and its affiliates, including by accepting resignations of those incumbent directors designated by Serengeti or increasing the size of the Serengeti Board and causing the Purchaser designees to be elected.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of at least 66 2/3% of the Shares, which purchase cannot be earlier than August 16, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Serengeti Board.

    Biographical information concerning each of the Purchaser Designees and the current directors of Serengeti is presented on the following pages.

PURCHASER DESIGNEES

    As of the date of this Information Statement, Parent has not determined who will be the Purchaser Designees. The following table, prepared from information furnished to Serengeti by Parent, sets forth certain information for each of the persons who may be designated by Parent as Purchaser Designees. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. Each such person is a citizen of the United States.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME AND CURRENT BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------------              --------------------------------------------------
Richard R. Kracum ...........................  Chairman of the Board of Directors of Parent since
  Wind Point Partners                          August 1999 and President and Secretary of Purchaser
  676 N. Michigan Avenue, Suite 3300           since June 2000. Managing Director of Wind Point
  Chicago, IL 60611                            Partners, a private equity fund headquartered in
                                               Chicago, Illinois ("Wind Point") since 1986. A
                                               founder of Wind Point Partners III, L.P., a $215
                                               million private equity fund in 1997 and a founder of
                                               Wind Point Partners IV, L.P., a $400 million private
                                               equity fund in 2000.

B. Joseph Messner ...........................  President and Chief Executive Officer of Parent since
  Worldwide Sports & Recreation                August 1999 and Vice President of Purchaser since
  9200 Cody                                    June 2000. From 1996 to 1997, Mr. Messner was the CEO
  Overland Park, KS 66214                      of First Alert, a publicly held manufacturer of smoke
                                               alarms. Prior to this position, Mr. Messner was
                                               President of Bushnell, a division of Bausch & Lomb
                                               from 1989 to 1995.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME AND CURRENT BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------------              --------------------------------------------------
Dan DalleMolle ..............................  Director of Parent since November 1999. Group
  Newell Rubbermaid                            President, Hardware & Tools Division of Newell
  One Millington Road                          Rubbermaid since January 2000. Prior to joining
  Beloit, WI 53511                             Newell Rubbermaid, Mr. DalleMolle served as President
                                               and Chief Operating Officer of Intermatic, Inc., and
                                               served as President of both LeeRowan Company and
                                               Anchor Hocking Specialty Glass, each a division of
                                               Newell. Mr. DalleMolle is currently on the Board of
                                               Directors of Juno Lighting.

Jack Hoeft ..................................  Director of Parent since November 1999. President and
  MedHelp.com                                  Chief Executive Officer of MedHelp.com since January
  275 7(th) Avenue                             2000. Prior to MedHelp, Mr. Hoeft served as Chairman
  Suite 2300                                   and Chief Executive Officer of Bantam Doubleday Dell
  New York, NY 10001                           Publishing Group, and held various senior positions
                                               at Bantam Books, Harlequin Enterprises and PepsiCo.
                                               Mr. Hoeft is currently on the Supervisory Board of
                                               Random House, on the Board of Directors of IDG Books
                                               and a Trustee of The University of Dayton.

Norman Singer ...............................  Director of Parent since August 1999 and of Purchaser
  460 S. Marion Street                         since June 2000. Mr. Singer served as Chairman of the
  #1504C                                       Board of Directors of Parent from 1997 to 1999. He is
  Denver, CO 80209                             also a licensed attorney and in his capacity as a
                                               Director also represents the remaining minority
                                               interests of a predecessor of Parent.

Salam Chaudhary .............................  Assistant Secretary of Parent and Vice President and
  Worldwide Sports and Recreation, Inc.        Assistant Secretary of Purchaser since June 2000. Mr.
  c/o Wind Point Partners                      Chaudhary joined Wind Point as an Associate in 1997
  One Towne Square, Suite 780                  and is currently a Vice-President. Prior to working
  Southfield, MI 48076                         at Wind Point Partners, he was an analyst at First of
                                               Michigan Corporation, an investment bank, from 1996
                                               to 1997 and the head analyst at Health Care REIT, a
                                               publicly traded real estate investment trust, from
                                               1995 to 1996.

John E. Bentley .............................  Vice President of Purchaser since June 2000.
  Wind Point Partners                          Mr. Bentley joined Wind Point as an Associate in
  676 N. Michigan Avenue, Suite 3300           1999. Prior to working at Wind Point Partners, he was
  Chicago, IL 60611                            an analyst at Lehman Brothers, an investment bank,
                                               from 1997 to 1999.

    Parent has advised Serengeti that to the best knowledge of Parent, none of the Purchaser Designees currently is a director of, or holds any position with, Serengeti, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of Serengeti or has been involved in any transactions with Serengeti or any or its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed in the Offer to Purchase. To the knowledge of Parent and Purchaser, none of the Purchaser Designees has any family relationship with any current director or executive officer of Serengeti.

    Parent has advised Serengeti that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401 (f) of Regulation S-K promulgated by the SEC.

CURRENT DIRECTORS OF SERENGETI

                                                                                           DIRECTOR
NAME                                      AGE               PRINCIPAL OCCUPATION            SINCE
----                                    --------   --------------------------------------  --------
Stephen Nevitt........................     52      Mr. Nevitt became the President of        1976
                                                   Serengeti in 1993. Prior to such time,
                                                   he served as Vice President of
                                                   Serengeti since its founding in 1976
                                                   by his father, Milton Nevitt. As Vice
                                                   President, he was involved in all
                                                   phases of operations including
                                                   management and sales. As President he
                                                   has been given primary responsibility
                                                   for management and sales and has also
                                                   been responsible for design and
                                                   development of Serengeti's products as
                                                   well as product procurement.
Milton Nevitt.........................     79      Mr. Nevitt founded Serengeti in 1976      1976
                                                   and served as its President since
                                                   1993, and has since served Serengeti
                                                   as a Vice President. As President,
                                                   Mr. Nevitt was primarily responsible
                                                   for sales and administration.
                                                   Mr. Nevitt's career in the sunglass
                                                   industry began in 1950 as a
                                                   manufacturer's representative for
                                                   Rayex Corporation, a major domestic
                                                   supplier of popular priced sunglasses.
                                                   Mr. Nevitt worked in that capacity
                                                   until Rayex ceased its business
                                                   operations in 1976. Mr. Nevitt founded
                                                   Serengeti shortly thereafter.

                                                                                           DIRECTOR
NAME                                      AGE               PRINCIPAL OCCUPATION            SINCE
----                                    --------   --------------------------------------  --------
Michael J. Guccione...................     52      Mr. Guccione became a Vice President      1994
                                                   of Serengeti in December 1994. Since
                                                   joining Serengeti in 1992,
                                                   Mr. Guccione's primary
                                                   responsibilities have been marketing
                                                   and product development of Serengeti's
                                                   H2Optix and other product lines.
                                                   Mr. Guccione became employed by Wal-
                                                   Mart in 1976 and started and headed
                                                   its fine jewelry division.
                                                   Mr. Guccione was also in charge of the
                                                   development of the sunglass business
                                                   at Wal-Mart and traveled extensively
                                                   throughout the Far East and Pacific
                                                   Rim for the purpose of developing
                                                   resources for the purchase of
                                                   sunglasses. After leaving Wal-Mart in
                                                   1990, Mr. Guccione ran a management
                                                   consulting firm until joining
                                                   Serengeti.
Douglas Hinton........................     44      Mr. Hinton became Vice President--        1999
                                                   Premium Sales of Serengeti in 1998.
                                                   From 1997 until joining Serengeti,
                                                   Mr. Hinton was National Sales Manager
                                                   for Bucci, Inc. From 1996 to 1997,
                                                   Mr. Hinton was Senior Vice
                                                   President/Sales and Marketing for
                                                   Optic Video USA. From 1990 to 1996,
                                                   Mr. Hinton was Senior Vice President/
                                                   Optical & Golf Divisions for Bolle
                                                   USA.
William McMahon.......................     47      Mr. McMahon became the Chief Financial    1998
                                                   Officer of Serengeti in June 1998.
                                                   From 1992 until joining Serengeti,
                                                   Mr. McMahon was Director of Financial
                                                   Reporting and Corporate Development
                                                   for Uniroyal Technology Corporation, a
                                                   plastics manufacturing company. From
                                                   1984 until 1992, Mr. McMahon was a
                                                   vice president of Buccino and
                                                   Associates, Inc. a national turnaround
                                                   consulting firm.
David B. Newman.......................     45      Mr. Newman has for over the last ten      1994
                                                   years been a partner of Cooperman
                                                   Levitt Winikoff Lester & Newman, P.C.,
                                                   which has acted as outside counsel to
                                                   Serengeti since 1987.

                                                                                           DIRECTOR
NAME                                      AGE               PRINCIPAL OCCUPATION            SINCE
----                                    --------   --------------------------------------  --------
William Keener........................     54      Mr. Keener has served as Senior Vice      1996
                                                   President and Regional Credit Officer
                                                   for Regions Bank in Aiken, South
                                                   Carolina since September 1998. Prior
                                                   to this, he served as an Executive
                                                   Vice President and Chief Credit
                                                   Officer of SouthTrust Bank of the
                                                   Suncoast, a commercial bank, since
                                                   May 1994 to September 1997. From
                                                   March 1990 to May 1994, Mr. Keener
                                                   served as a Senior Vice President and
                                                   Group President for Commercial Lending
                                                   and, thereafter, as First
                                                   Vice-President for Commercial Real
                                                   Estate for Sunbank, N.A., a commercial
                                                   bank.
Jeffrey B. Sack.......................     38      Dr. Sack is board certified in            1998
                                                   internal medicine and cardiovascular
                                                   disease and currently practices in
                                                   Sarasota, Florida. Dr. Sack has a
                                                   degree in economics and over twenty
                                                   years of business experience in the
                                                   management of small growth companies.
John Kopinski.........................     47      Mr. Kopinski has been serving as          1998
                                                   President of Rikart South, Inc. in
                                                   Bradenton, Florida for the past ten
                                                   years. Rikart South, Inc. is a leader
                                                   in the manufacturing of polyethylene
                                                   bags.

INFORMATION CONCERNING THE BOARD

    The Serengeti Board has an Audit Committee and a Stock Option Committee. The Serengeti Board has no nominating or compensation committee; nominees for election as directors of Serengeti are selected by the Board of Directors. During 1999, the Audit Committee met once and the Stock Option Committee did not meet.

    The Audit Committee consists of three directors, two of whom are independent directors. The current members of the Audit Committee are William Keener, Dr. Jeffrey B. Sack and Stephen Nevitt. Its functions are to (i) recommend the appointment of independent accountants, (ii) review the arrangements for and scope of the audit by independent accountants, (iii) review the independence of the independent accountants, (iv) consider the adequacy of the system of internal accounting controls and review any proposed corrective actions,
(v) review and monitor Serengeti's policies regarding business ethics and conflicts of interest, (vi) discuss with management and the independent accountants Serengeti's annual financial statements and key accounting and reporting matters and (vii) review the activities and recommendations of Serengeti's accounting department.

    The Stock Option Committee is presently comprised of two non-employee directors, William Keener and David B. Newman. The Stock Option Committee administers Serengeti's 1995 Stock Option Plan (the "Plan") and determines, among other things, the time or times at which options will be granted, the recipients of grants, whether a grant will consist of incentive stock options, nonqualified stock options and stock appreciation rights (in tandem with an option or free-standing) or a combination thereof, the option periods, the limitations on option exercise and the number of shares to be subject to such options, taking into account the nature and value of services rendered and contributions made by the recipient to the success of Serengeti. The Stock Option Committee also has authority to interpret the Plan and, subject to certain limitations, to amend provisions of the Plan as it deems advisable.

    During 1999, the Serengeti Board held three meetings.

DIRECTORS' COMPENSATION

    William Keener, a non-employee director of Serengeti, receives a fee of $500 per month for his service as a director. No other non-employee director receives any compensation for his services as such.

                             EXECUTIVE COMPENSATION

    The following table summarizes the aggregate compensation for services rendered in all capacities to Serengeti paid in 1997, 1998 and 1999 to the Chief Executive Officer and Serengeti's four most highly paid executive officers whose compensation exceeded $100,000 (collectively, the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                       ----------------------------------
                                                                             OTHER ANNUAL    ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR      SALARY     BONUS     COMPENSATION   COMPENSATION
---------------------------                 --------   --------   --------   ------------   ------------
Stephen Nevitt............................    1999     $250,000        --       $52,487             --
  President (CEO)                             1998     $232,761        --       $49,909             --
                                              1997     $167,363        --       $11,590             --

Lucia Almquist............................    1999     $175,000        --       $ 6,000             --
  Vice President                              1998     $156,173        --       $ 8,505             --
                                              1997     $141,346        --       $ 2,980             --

Ed Borix(2)...............................    1999     $140,000        --       $ 6,000             --
  Vice President                              1998     $137,404        --       $ 8,505             --
                                              1997     $103,366        --       $ 1,650             --

Michael Burke(2)..........................    1999     $ 86,154        --       $ 2,769       $100,000
  Vice President                              1998     $166,173        --       $10,276             --
                                              1997     $156,923        --       $ 1,777             --

Doug Hinton...............................    1999     $129,423        --       $16,377       $  4,108
  Vice President                              1998           --        --            --             --
                                              1997           --        --            --             --

William McMahon...........................    1999     $139,769   $10,000       $ 6,000             --
  Chief Financial Officer                     1998     $ 67,500        --       $ 4,308             --
                                              1997           --        --            --             --

------------------------

(1) Messrs. Burke and Borix and Ms. Almquist received their respective salaries for the year ended December 31, 1998 at their respective 1997 salary rates.

(2) Messrs. Borix and Burke left the employ of Serengeti on February 21, 2000 and July 9, 1999, respectively.

(3) Includes automobile allowances and vacation paid in lieu of time taken.

(4) Michael Burke received severance of $100,000 in 1999.

OPTION GRANTS IN 1999

    No options were granted to any of Serengeti's directors or executive officers during the year ended December 31, 1999.

OPTION EXERCISES IN 1999 AND YEAR END OPTION VALUES

    No options were exercised by any of Serengeti's directors or executive officers during the year ended December 31, 1999. Set forth below is certain information with respect to exercisable and non-exercisable options to acquire shares of Serengeti's common stock held by Serengeti's Named Executives:

                                                    NUMBER OF SECURITIES       VALUE OF UNEXERCISED IN-THE-
                                                   UNDERLYING UNEXERCISED         MONEY OPTIONS AT FISCAL
                                                 OPTIONS AT FISCAL YEAR END              YEAR END
                                                 ---------------------------   -----------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                             -----------   -------------   ------------   --------------
Stephen Nevitt.................................    681,974         68,026              --             --
Lucia Almquist.................................         --             --              --             --
Ed Borix(2)....................................         --             --              --             --
Michael Burke(2)...............................         --             --              --             --
Doug Hinton....................................         --             --              --             --
William McMahon................................         --             --              --             --

------------------------

* The last sales price of the common stock was approximately $0.34 per share on December 31, 1999, which is lower than the exercise price of these options.

EMPLOYMENT AGREEMENTS

    In June 1998, Serengeti entered into a three-year employment agreement with William McMahon, whereby Mr. McMahon became employed as Chief Financial Officer of Serengeti, which provided for an annual base salary of $130,000 in 1998. The agreement was amended in November 1999, providing for a base salary of $150,000 in the second half of 1999 and $170,000 during 2000. The agreement also provides that if Serengeti achieves revenue and EBITDA projections as determined in consultation with the optionee, Mr. McMahon will receive 45,000 stock options at an exercise price of $2.94 per share for the year ended December 31, 2000.

    In January 1999, Serengeti entered into a three-year employment agreement with Douglas Hinton whereby Mr. Hinton became employed as Vice
President--Premium Sales of Serengeti which provides for a current annual base salary of $130,000 and annual increases each January 1 by an amount equal to the increase, if any, in the Consumer Price Index.

    Each of the employment agreements contains a covenant by the employee not to compete with Serengeti until the expiration of a one year period after the expiration or termination of employment.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On October 4, 1996, Serengeti issued 7,500 shares of its Series A 6.5% convertible preferred stock, $.001 par value (the "Series A Shares"), to RBB Bank Aktiengesellschaft, a banking institution whose principal offices are located in Austria, in a private offshore offering pursuant to Regulation S under the Securities Act of 1933. RBB purchased the Series A Shares for a purchase price equal to their aggregate stated value of $7.5 million as set forth in a Regulation S Offshore Subscription Agreement dated September 29, 1996, which also contemplated the purchase of the Series B Shares and Series C Shares referred to below. The purpose of such investment was to fund, in part, the acquisition of the assets of the Serengeti Eyewear division of Corning Incorporated (the "Acquisition").

    Pursuant to an Agreement of Purchase and Sale, dated as of October 29, 1996, between Serengeti and Corning, Serengeti agreed to purchase the assets of the Serengeti Eyewear division of Corning for a purchase price of $27.5 million, which was effected on February 13, 1997. RBB purchased, concurrently with the closing of the Acquisition, 7,500 shares of the Serengeti's Series B 6% convertible preferred stock, $.001 par value (the "Series B Shares"), and 7,500 shares of Serengeti's Series C 6% convertible preferred stock, $.001 par value (the "Series C Shares"; together with the Series A Shares and the Series B Shares, the "Preferred Shares"), for a purchase price equal to their aggregate stated value of $15.0 million. The proceeds to Serengeti from the sale of the Preferred Shares were approximately $20.9 million (net of commissions and the estimated expenses of such sale). Serengeti applied such net proceeds to the Acquisition purchase price. Serengeti financed the remainder of such purchase price and related costs and expenses with borrowings under its then credit facility.

    Concurrent with the issuance of the Series A Shares, Serengeti also issued to RBB a Series A Warrant of Serengeti (the "Series A Warrant") to purchase up to an aggregate of 150,000 Shares at an exercise price of $5.5625 per Share. The Series A Warrant is exercisable at any time commencing January 1, 1999 and on or prior to December 31, 2002. In addition, Serengeti issued to RBB, concurrent with the issuance of the Series B Shares and the Series C Shares, a Series B Warrant of Serengeti (the "Series B Warrant") and a Series C Warrant of Serengeti (the "Series C Warrant"), each of which entitles RBB to purchase up to an aggregate of 300,000 Shares at a per Share exercise price of (i) $7.50 with respect to the Series B Warrant and (ii) $10.00 with respect to the Series C Warrant. Each of the Series B Warrant and the Series C Warrant is exercisable at any time commencing January 1, 1999 and on or prior to December 31, 2002.

    Serengeti has also issued, as part of the commission payable to a third party in connection with the sale of the Series A Shares, a Series D Warrant Serengeti (the "Series D Warrant") to purchase up to an aggregate of 200,000 Shares at an exercise price of $5.50 per Share. The Series D Warrant is immediately exercisable and expires on or prior to September 30, 2001.

    Certain of Serengeti's legal services are rendered by Cooperman Levitt Winikoff Lester & Newman, P.C., a law firm in which David Newman, a member of Serengeti Board, is a partner. Fees incurred during 1999, 1998 and 1997 to such firm approximated $410,000, $370,000 and $565,000, respectively.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of July 14, 2000 with respect to the beneficial ownership of the outstanding Shares by (i) any shareholder known by Serengeti to beneficially own more than 5% of such outstanding shares, (ii) each of Serengeti's directors and Named Executives, and
(iii) the
directors and executive officers of Serengeti as a group. Except as otherwise indicated, the address of each beneficial owner of five percent or more of such common stock is the same as Serengeti.

                                                                NUMBER OF SHARES      PERCENTAGE
NAME AND ADDRESS                                              BENEFICIALLY OWNED(1)   OF CLASS(1)
----------------                                              ---------------------   -----------
Nevitt Family Trust(2)......................................          506,103            21.2%

Milton Nevitt...............................................          278,781            11.7%

Stephen Nevitt..............................................        1,469,948(3)(4)      47.4%

Michael J. Guccione.........................................          222,534(5)          9.0%

David B. Newman.............................................          556,103(3)(6)      22.8%
  c/o Cooperman Levitt
  Winikoff Lester & Newman, P.C.
  800 Third Avenue
  New York, New York 10022

William Keener..............................................            2,000               *

Dr. Jeffrey Sack............................................            3,500               *

John Kopinski...............................................                0              --

Douglas Hinton..............................................                0              --

Lucia Almquist..............................................                0              --

William McMahon.............................................                0              --

John R. Clarke..............................................          200,000(7)          7.7%
  1725 Lazy River Lane
  Dunwoody, Georgia 30350

RBB Bank Aktiengesellschaft.................................          750,000(8)         23.9%
  Burging 16
  8010 Graz, Austria

Estate of Jerome B. Fox.....................................          122,700(9)          5.1%
  7821 Wilton Crescent Circle
  University Park, Florida 34201

Directors and executive officers as a group (10 persons)....        2,026,763(10)        62.8%

------------------------

   * Less than 1%.

 (1) Computation based on the term beneficial ownership as used in the regulations of the SEC which, for purposes of the computation of ownership by the named holder, deems outstanding Shares issuable upon exercise of options and convertible securities exercisable or convertible on the date, and within sixty days following the date, of determination of beneficial
     ownership. As of July   , 2000, 2,384,000 shares of common stock were
     actually issued and outstanding.

 (2) The indicated trust (the "Trust") was created pursuant to a Trust Agreement, dated as of September 11, 1992, between Milton Nevitt, as grantor, and Stephen Nevitt and David B. Newman, as trustees. Such trustees have the sole power to vote the shares held by the Trust. The children of Milton Nevitt, including Stephen Nevitt, are the beneficiaries under the Trust.

 (3) Includes 506,103 shares held by the Trust, for which such beneficial owner acts as trustee.

 (4) Includes 715,987 shares issuable upon exercise of options granted pursuant to the Plan. Stephen Nevitt, pursuant to exercise of a power granted in the subscription agreement covering the issuance of Serengeti's Preferred Shares (as described in Footnote (8) below), has the power to direct the voting of Shares issuable upon conversion thereof for the election of a majority of the directors of Serengeti through October 2000. The table does not include Shares issuable upon conversion of such Preferred Shares.

 (5) Includes 75,000 shares issuable upon exercise of options granted pursuant to the Plan.

 (6) Includes 50,000 shares issuable upon exercise of options granted pursuant to the Plan.

 (7) Represents shares issuable upon exercise of the Series D Warrant which entitles the holder to purchase such number of shares at an exercise price of $5.50 per share at any time prior to September 30, 2001.

 (8) Represents 750,000 shares issuable upon exercise of warrants granted to RBB. RBB is also the registered owner of 7,500 shares of Series A Shares, 7,500 shares of Series B Shares and 7,500 shares of Series C Shares of Serengeti. Such Preferred Shares are presently convertible into shares of common stock of Serengeti at a price determined by dividing the stated value of the series ($7,500,000 for each) by a price equal to the lower of
     (i) $5.50 in the case of the Series A Shares, $6.75 in the case of the Series B Shares and $8.25 in the case of the Series C Shares, and (ii) 80% of the average market price (as defined) for the ten consecutive trading days ending three days prior to the notice of conversion. As of July 14, 2000, the average market price for the ten previous consecutive trading days was approximately $2.77 per Share. The computation of beneficial ownership in the table excludes Shares issuable upon conversion of the Preferred Shares.

 (9) Such information was set forth in a Schedule 13D, dated October 24, 1997. Such Schedule 13D also stated that the spouse of Mr. Fox owns an additional 600 Shares and that Mr. Fox disclaims beneficial ownership with respect to those Shares.

 (10) Includes 840,987 Shares issuable upon exercise of options granted pursuant to the Plan and 506,103 Shares held by the Trust, with Stephen Nevitt and David B. Newman as trustees.